Exhibit 4.19

Power of Attorney

I, Xueji WANG, a People’s Republic of China (“China” or the “PRC”) citizen with PRC Identification Card No.: *****, and a holder of 60.69% of the entire registered capital in Hangzhou Tuya Technology Co., Ltd. (“Hangzhou Tuya”) as of the date when the Power of Attorney is executed, hereby irrevocably authorize Hangzhou Tuya Information Technology Co., Ltd. (“WFOE”) to exercise the following rights relating to all equity interests held by me now and in the future in Hangzhou Tuya (“My Shareholding”) during the term of this Power of Attorney:

The WFOE or its designated person(s) (including but not limited to the directors of WFOE’ s shareholders and their successors and bankruptcy/winding-up administrators, and shall be Chinese citizens, but excluding any non-independent persons or persons that may cause conflicts of interest (for example, myself or my associates), hereinafter referred to as "attorney") is hereby authorized to act on my behalf as my exclusive agent and attorney with respect to all matters concerning My Shareholding, including but not limited to: 1) attending shareholders’ meetings of Hangzhou Tuya and signing relevant meeting minutes/resolutions; 2) exercising all the shareholder’s rights and shareholder's voting rights that I am entitled to under the relevant PRC laws and Hangzhou Tuya’s Articles of Association, including but not limited to the sale, transfer, pledge, or disposition of My Shareholding in part or in whole, and acting as an agent to submit any documents required to be submitted by shareholders or directors of Hangzhou Tuya to relevant government authorities or other regulatory authorities; and 3) designating and appointing on my behalf the legal representative, directors, supervisors, chief executive officer, and other senior management members of Hangzhou Tuya.

I will provide full assistance in respect of the WFOE or the attorney to exercise the entrusted rights, including signing relevant legal documents in a timely manner when necessary (for example, to meet the requirements of the documents to be submitted for approval, registration, and filing by government departments, or the requirements of laws and regulations, regulatory documents, articles of association or instructions or orders of other government departments).

Without limiting the generality of the powers granted hereunder, the WFOE or the attorney shall have the power and authority to, on my behalf, execute all the documents I shall sign as stipulated in the Second Amended and Restated Exclusive Option Agreement entered into by and among myself, the WFOE, and Hangzhou Tuya on January 19, 2022 and the Second Amended and Restated Equity Pledge Agreement entered into by and among myself, the WFOE, and Hangzhou Tuya on January 19, 2022 (including any modifications, amendments, and restatements thereto, collectively referred to as the “Transaction Documents”), and perform the terms of the Transaction Documents.

All the actions associated with My Shareholding conducted by the WFOE or the attorney shall be deemed as my own actions, and all the documents related to My Shareholding executed by the WFOE or the attorney shall be deemed as executed by me. I hereby acknowledge and ratify those actions and/or documents by the WFOE or the attorney. I hereby confirm that under no circumstances shall the WFOE or the attorney be required to bear any responsibility or make any monetary compensation for the exercise of the above-mentioned entrusted rights, and I agree to compensate the WFOE for all losses suffered or possibly suffered due to the exercise of the entrusted rights by the designated attorney, and to protect it from damage, including but not limited to any losses caused by any third party's litigation, recovery, arbitration, claim, or administrative investigation or punishment by government authorities.

During the period that I am a shareholder of Hangzhou Tuya, this Power of Attorney shall be irrevocable and continuously effective and valid from the date of execution of this Power of Attorney.

During the term of this Power of Attorney, I hereby waive all the rights associated with My Shareholding, which have been authorized to the WFOE or the attorney through this Power of Attorney, and shall not exercise such rights by myself. In the event of my death, incapacity, marriage, divorce, bankruptcy or other circumstances that may affect my exercise of shareholding in Hangzhou Tuya, I will ensure that my heirs or transferees of shareholdings will issue the same power of attorney as this Power of Attorney before he/she can inherit/undertake all my rights and obligations under this Power of Attorney.

I hereby undertake and guarantee that my above authorization will not cause actual or potential conflicts of interest between me and the WFOE and/or the attorney. If there is a potential conflict of interest between myself and Hangzhou Tuya and the WFOE or the overseas parent company of the WFOE or its subsidiaries, I will give priority to protect and will not harm the interests of the WFOE or the overseas parent company of the WFOE without violating relevant provisions of the PRC laws and regulations. In the case that I act as a director or senior management of the WFOE or the overseas parent company of the WFOE, I will authorize the WFOE or other directors or senior management of direct or indirect overseas parent company of the WFOE (according to the instructions of the WFOE) to exercise the rights under this Power of Attorney. I shall not sign or undertake not to sign any documents that have conflicts of interest with legal documents such as the agreements signed with the WFOE or the attorney and are being performed. I shall not cause any conflict of interest between myself and the WFOE and its shareholders by any act or omission. If such conflicts of interest arise (the WFOE has the right to unilaterally determine whether such conflicts of interest arise), I shall take measures to eliminate them as soon as possible with the consent of the WFOE or the attorney. The WFOE has the right to exercise the equity purchase rights, pledge rights and/or other rights to hold me accountable under the Transaction Documents if I refuse to take measures to eliminate conflicts of interest.

This Power of Attorney is the complete and exclusive understanding and agreement between the parties regarding the subject matter hereof and supersedes that certain Power of Attorney between the parties dated as of December 23, 2014 and August 23, 2019.

During the period of this Power of Attorney, where the grant or exercise of the abovementioned power of attorney cannot be realized for any reason (except for my violation of the agreement in this Power of Attorney), each party shall immediately seek an alternative plan that is closest to the unfulfilled agreement, and sign a supplemental agreement to modify or adjust the terms of this Power of Attorney, when necessary, to ensure that the purpose of this Power of Attorney can continue to be realized.

Matters not covered in this Power of Attorney, including but not limited to applicable laws, dispute resolution, etc., shall be subject to and interpreted in accordance with the relevant provisions in the Transaction Documents.

This Power of Attorney is written in Chinese and English. The Chinese version and English version shall have equal legal validity.

IN WITNESS WHEREOF, the Party has executed this Power of Attorney.

Xueji WANG

BY:	/s/ Xueji WANG
Date:	January 19, 2022

Accepted by:

Hangzhou Tuya Information Technology Co., Ltd.

By:	/s/ Liaohan CHEN
Name:	Liaohan CHEN
Title:	Legal Representative